

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2015

Natthapong Thipjaroey, President
Sharing Services, Inc.
289 Moo 4
Nampong, Nampong
Khon Kaen 40310
Thailand

> **Re: Sharing Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 29, 2015**
> **File No. 333-205310**

Dear Mr. Thipjaroey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated July 24, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your request for acceleration on page 4 of your letter. Please consider separately submitting your request upon resolution of our comments and for effectiveness during the business hours of the Commission. Refer to Rule 12 of Regulation S-T.

Description of Business

Market Opportunity and Value Proposition, page 37

2.   We note the added language at the bottom of page 41 attributing the data to the Airports Council International. Please provide us with copies of the data from this source and

mark them appropriately in accordance with prior comment 7 or revise to remove the Airports Council International as a source of the data.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information
Technologies and Services